Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES ANNOUNCES NEW
DEBT-TO-EQUITY CONVERSION TRANSACTION WITH PRINCIPAL SHAREHOLDER

– Stins Coman to Convert $2M Loan into Ordinary Shares of RiT Technologies –

Tel Aviv, Israel, September 17 2013 – RiT Technologies (NASDAQ: RITT) today announced that it has entered into a Share Purchase Agreement with Stins Coman Inc., its principal shareholder. Under the terms of the agreement, Stins Coman will convert an outstanding $2 million loan into 582,494 of the Company’s ordinary shares at an average price of $3.45 per share.

This transaction will be conducted in accordance with the terms of the Loan Agreement between RiT and Stins Coman (dated June 11, 2009, as amended), and similar to previous conversions completed in recent years. The closing of this transaction is subject to customary conditions, with the issuance of shares expected to take place on September 30, 2013. Upon completion of this transaction, Stins Coman will increase its beneficial ownership of the Company’s outstanding shares from approximately 86.2% to 87.1%.

Commenting on the agreement, Dr. Vadim Leiderman, RiT’s President and CEO, said, “We are grateful to Stins Coman for their steadfast support and long-term commitment to RiT.”

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

INVESTOR RELATIONS CONTACT:
Jeffrey Goldberger / Rob Fink
Investor Relations
KCSA Strategic Communications
Tel: +1-212-682-6300
jgoldberger@kcsa.com  / rfink@kcsa.com